Exhibit 99.1

CALGARY, AB, Aug. 7, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and six months ended June 30, 2025.

The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2025 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Q2 2025 Results

•	Generated $260 million ($1.68/basic share)(2) of fund flows from operations ("FFO")(1), compared to $256 million ($1.66/basic share) in Q1 2025. Exploration and development ("E&D") capital expenditures(3) were $115 million, resulting in free cash flow ("FCF")(5) of $144 million, compared to $74 million in the prior quarter.
•	Reported net loss of $233 million ($1.51/basic share), which consisted of net earnings of $74 million ($0.48/basic share) from continuing operations and net loss of $308 million ($1.99/basic share) from discontinued operations, reflecting a non-cash adjustment to the book value of the Saskatchewan and United States assets held for sale.
•	Vermilion's corporate average realized natural gas price in Q2 2025 was $4.88/mcf, approximately triple the AECO 5A benchmark of $1.69/mcf.
•	Net debt(6) decreased from $2.1 billion at March 31, 2025 to $1.4 billion at June 30, 2025, with a net debt to four quarter trailing FFO(7) of 1.4 times. Net debt at June 30, 2025 includes the net working capital impact of assets held for sale, which represents the estimated cash proceeds received from the Saskatchewan and United States dispositions that closed subsequent to the quarter.
•	Vermilion returned $26 million to shareholders through dividends and share buybacks, comprising $20 million in dividends and $6 million of share buybacks. During the quarter, the Company repurchased and cancelled 0.7 million shares through the NCIB, and announced the renewal of the NCIB for the period of July 12, 2025 to July 11, 2026, subsequent to the quarter.
•	Production averaged 136,002 boe/d(9) (63% natural gas and 37% crude oil and liquids), comprising 106,379 boe/d(9) from the North American assets and 29,623 boe/d(9) from the International assets. Included in production from the North American assets is 15,453 boe/d(9) from the Saskatchewan and the United States assets, which are presented as assets held for sale.
•	Production from the Montney averaged approximately 15,000 boe/d in Q2 2025, an increase of approximately 2,500 boe/d from Q1 2025 due to production from new wells brought online in the quarter and increased takeaway capacity from the operated infrastructure expansion completed earlier this year. Our operational teams achieved a new benchmark for Vermilion with an average DCET cost of $8.5 million per well for the two most recent pads, while maintaining initial production results in-line with expectations. We believe the $8.5 million is repeatable and is now our go-forward cost estimate for an extended-reach Mica well, which reduces our future development cost by an incremental $50 million on a NPV10(12) basis.
•	Production from the Deep Basin assets averaged 76,000 boe/d, reflecting a full quarter of production from the integrated Westbrick assets. The integration continues to exceed our initial expectations as we identified additional synergies in Q2 2025, bringing our total post-acquisition synergies to over $200 million (NPV10)(12).
•	Production from Germany averaged 6,000 boe/d, including a full quarter contribution from the Osterheide well, which continues to produce above expectations due to stronger than anticipated seasonal demand.
•	With Vermilion's 2024 Scope 1 emissions intensity decreasing 16% from 2019, we are retiring our 2025 target of a 15 to 20% reduction relative to 2019, and are focusing on our 2030 target of a 25 to 30% Scope 1 + Scope 2 emissions intensity reduction relative to 2019. The full Sustainability Report is available at https://www.vermilionenergy.com/sustainability.

Outlook

•	Subsequent to the second quarter, Vermilion closed the previously announced Saskatchewan and United States asset divestments for total gross proceeds of $535 million. The net proceeds were used to reduce debt, positioning us to exit the year with net debt(6) of approximately $1.3 billion(13).
•	The 2025 capital budget and guidance remains unchanged from the updated guidance provided on June 5, 2025, as we continue to prioritize free cash flow and debt reduction, while returning capital to shareholders through the dividend and share buybacks.
•	Vermilion expects Q3 2025 production to average between 117,000 to 120,000 boe/d (67% natural gas)(13), reflecting the respective July 2025 closing dates of the Saskatchewan and United States asset divestments, planned seasonal turnarounds, and shut-in gas due to low summer AECO prices.
•	Declared a quarterly cash dividend of $0.13 per common share, payable on October 15, 2025, to shareholders of record on September 29, 2025.
($M except as indicated)	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Financial
Fund flows from operations (1)	259,678	256,029	236,703	515,707	668,061
Fund flows from operations ($/basic share) (2)	1.68	1.66	1.48	3.35	4.16
Fund flows from operations ($/diluted share) (2)	1.67	1.65	1.47	3.35	4.11
Net earnings (loss)
Net earnings (loss) from continuing operations	74,385	3,703	(108,807)	78,088	(117,438)
Net (loss) earnings from discontinued operations	(307,843)	10,307	26,382	(296,593)	37,318
Net (loss) earnings	(233,458)	14,953	(82,425)	(218,505)	(80,120)
Net earnings (loss) from continuing operations ($/basic share)	0.48	0.02	(0.68)	0.51	(0.73)
Net (loss) earnings from discontinued operations ($/basic share)	(1.99)	0.07	0.17	(1.92)	0.23
Net (loss) earnings ($/basic share)	(1.51)	0.10	(0.52)	(1.42)	(0.50)
Cash flows from operating activities	140,467	280,384	266,322	420,851	620,617
Cash flows used in investing activities	198,989	1,255,746	153,025	1,454,735	334,368
Capital expenditures (3)	115,489	182,119	110,610	297,608	301,052
Acquisitions (4)	1,591	1,120,998	5,450	1,122,589	15,202
Repurchase of shares	6,323	16,576	46,555	22,899	82,964
Cash dividends ($/share)	0.13	0.13	0.12	0.26	0.24
Dividends declared	20,022	20,043	18,981	40,065	38,164
Free cash flow (5)	144,189	73,910	126,093	218,099	367,009
Long-term debt	1,951,250	1,874,033	915,364	1,951,250	915,364
Net debt (6)	1,413,321	2,062,805	906,715	1,413,321	906,715
Net debt to four quarter trailing fund flows from operations (7)	1.4	1.7	0.7	1.4	0.7
Shares outstanding - basic ('000s)	154,019	154,177	158,174	154,019	158,174
Weighted average shares outstanding - diluted ('000s) (8)	155,778	155,609	161,069	154,258	162,022
Operational
Production (9)
Crude oil and condensate (bbls/d)	37,449	32,386	32,879	34,933	32,787
NGLs (bbls/d)	12,656	9,167	7,196	10,921	7,121
Natural gas (mmcf/d)	515.38	369.36	269.39	442.78	271.99
Total (boe/d)	136,002	103,115	84,974	119,649	85,240
Average realized prices
Crude oil and condensate ($/bbl)	85.07	99.36	108.93	91.75	106.49
NGLs ($/bbl)	24.68	31.56	31.61	27.55	32.87
Natural gas ($/mcf)	4.88	7.80	5.69	6.09	5.90
Average realized price ($/boe)	43.71	61.71	62.46	51.45	62.97
Production mix (% of production)
% priced with reference to AECO	50%	43%	33%	46%	32%
% priced with reference to TTF and NBP	13%	17%	20%	15%	21%
% priced with reference to WTI	28%	28%	32%	29%	32%
% priced with reference to Dated Brent	9%	12%	15%	10%	15%
Netbacks
Operating netback ($/boe) (10)	28.60	38.48	40.32	32.85	51.44
Fund flows from operations ($/boe) (11)	21.25	27.77	30.87	24.03	42.61

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(6)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company's ability to repay debt on a pro forma basis.

(8)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(9)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion's business units and Vermilion as a whole. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(12)	Net present value ("NPV10") is a supplementary financial measure which represents the total present value of future cash flows, discounted back to their present value using a 10% discount rate. Management uses this measure to determine the current value of long-term cash flow, considering the time value of money over the period assessed.

(13)	Based on Company estimates as at July 21, 2025. Year-end 2025 net debt reflects 2025 full year average reference prices as follows: WTI US$66.21/bbl, AECO $1.90/mcf, TTF $17.34/mmbtu, USD/CAD 1.39.

Message to Shareholders

Vermilion significantly advanced its North American high-grading initiative in Q2 2025, announcing the divestment of its Saskatchewan and United States assets. These divestments were a key component of Vermilion's broader strategic transition into a global gas producer, enabling us to enhance operational scale in long-duration assets and better position the company for sustainable, profitable growth. Both divestments were subsequently closed in July 2025 and the proceeds used to reduce our outstanding debt balance. On a go-forward basis, Vermilion has a production base of approximately 120,000 boe/d (70% natural gas) with over 90% of production coming from our global gas assets in Canada and Europe and over 80% of capital directed toward these assets.

Following the divestments and continued integration of the Westbrick Energy Ltd. ("Westbrick") acquisition, which closed earlier in the year, we have taken additional steps to further streamline the business by reorganizing our Canadian business unit. This has resulted in dedicated technical and corporate teams concentrating exclusively on our Deep Basin and Montney liquids-rich gas assets. We continue to identify upside as we fully integrate Westbrick, including proving up additional locations with our successful first half drilling program, reducing service costs with the larger development program and renegotiating processing fees on favourable terms. To date, we have identified over $200 million (NPV10)(2) of synergies post-acquisition, which demonstrates the benefits of our dominant Deep Basin position and our continued focus on enhancing profitability.

In Germany, the Osterheide deep gas well produced above expectations during its first quarter on production, while the Wisselshorst deep gas well remains on schedule to come online in the first half of 2026. These wells provide Vermilion with organic European gas growth, and we will continue to allocate capital to the Germany deep gas program given strong project economics. In addition, we will continue to evaluate opportunities in our core European operations, specifically pursuing European gas acquisition opportunities that complement our existing portfolio and enhance value for our shareholders.

Through these high-grading initiatives, Vermilion has a focused and resilient asset base, underpinned by high-return development opportunities, unique exposure to premium-priced European gas and a lower cost structure that we believe will drive significant shareholder value over the long term. As we look out over the next few years, our efforts will be primarily focused on building out the final phase of our Mica Montney infrastructure in British Columbia to support our target production rate of 28,000 boe/d, optimizing development of our larger Deep Basin assets, and progressing our deep gas exploration program in Germany, where we expect to grow production to over 10,000 boe/d in the coming years. While progressing these core growth initiatives over the next few years, we will continue to prioritize free cash flow generation and debt reduction to further enhance the resiliency of the business.

Q2 2025 Review

Vermilion generated $260 million of fund flows from operations ("FFO") in Q2 2025, which included a full quarter of contribution from the acquired Westbrick assets as well as the FFO contribution from the Saskatchewan and United States assets that were classified as held for sale at June 30, 2025. E&D capital expenditures of $115 million decreased quarter-over-quarter due to seasonality of drilling activity in Western Canada and the deferral of some E&D capital associated with assets held for sale, resulting in increased free cash flow ("FCF") of $144 million.

Production for Q2 2025 averaged 136,002 boe/d (63% gas)(1), representing a 32% increase over the prior quarter primarily due to a full quarter contribution from the Westbrick assets. Production from Vermilion's North American operations averaged 106,379 boe/d(1) in Q2 2025, an increase of 44% from the previous quarter primarily due to the Westbrick assets and new production brought online in the Montney. Production from Vermilion's International operations averaged 29,623 boe/d(1) in Q2 2025, an increase of 1% from the previous quarter due to new production in Germany and Croatia, partially offset by natural declines.

Capital activity during Q2 2025 remained focused on our global gas assets in the Mica Montney, Alberta Deep Basin and Germany. At Mica, Vermilion completed five (5.0 net) and brought on production eleven (11.0 net) Montney liquids-rich shale gas wells. Production in the Montney averaged approximately 15,000 boe/d in Q2 2025, with production from the new wells and increased takeaway capacity from the operated infrastructure expansion completed earlier this year. Our operational teams achieved a new benchmark for Vermilion with an average DCET cost of $8.5 million per well for the two most recent pads, while maintaining initial production results in-line with expectations. We believe the $8.5 million is repeatable and is now our go-forward cost estimate for an extended reach Mica well, which reduces our future development cost by an incremental $50 million on a NPV10(2) basis. In the Deep Basin, the Company executed a one-rig program and drilled four (3.4 net), completed three (2.4 net), and brought on production three (2.4 net) liquids-rich conventional natural gas wells. We plan to add two rigs and execute a three-rig program during the second half of 2025.

In Germany, Vermilion drilled, completed and brought on production two (2.0 net) light and medium crude oil wells. Facility and tie-in activity on the Osterheide well (1.0 net) was completed during Q1 2025 and the well produced approximately 1,100 boe/d in Q2 2025, which is above original constrained expectations. Production from the well remains above expectations due to stronger than anticipated seasonal demand.

In Croatia, the Company drilled, completed and brought on production one (1.0 net) conventional natural gas well on the SA-10 block, which began producing through the existing facility in May 2025.

Outlook and Guidance Update

Vermilion expects Q3 2025 production to average between 117,000 to 120,000 boe/d (67% natural gas)(3) factoring in the divestment of the Saskatchewan and United States assets in July 2025, the impact of planned turnaround activity, and shut-in gas due to low summer AECO prices. The 2025 capital budget and guidance remain unchanged as we continue to prioritize free cash flow and debt reduction, while continuing to return capital to shareholders through the dividend and share buybacks. Our capital program will continue to be focused on our global gas assets with continued investment in the Montney, Deep Basin and Germany gas program.

Sustainability

At year-end 2024, Vermilion had achieved an approximately 16% reduction in Scope 1 emissions intensity compared to 2019 (0.016 tCO2e/boe from 0.019 tCO2e/boe), which was good progress toward our target of 15 to 20% by year-end 2025. Given the structural changes to the business, we have decided to retire our 2025 target and focus now on evaluating the emission profile of our new assets, looking ahead to the 2030 target that we announced last year - a goal of reducing Scope 1 plus Scope 2 emissions by 25 to 30% versus 2019. While we are no longer referencing net zero in the aspirations we have for the future, we remain committed to our Climate Strategy, which comprises four pillars to support our management of climate risks and opportunities from now through 2050: emission reduction, calibration of our portfolio, adaptation to new technologies, and offsets. More information can be found in our Sustainability Report, available at https://www.vermilionenergy.com/sustainability.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 56% of our expected net-of-royalty production hedged for the remainder of 2025. With respect to individual commodity products, we have hedged 53% of our European natural gas production, 57% of our crude oil production, and 55% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

Board of Directors

Vermilion is pleased to announce the appointment of Mr. Corey Bieber to its Board of Directors, effective August 8, 2025. Mr. Bieber brings over 40 years of financial, strategic and operational leadership across the energy sector, with deep expertise in capital markets, corporate governance, investor relations and enterprise risk management. He served in multiple executive roles at Canadian Natural Resources Limited ("CNRL"), including Chief Financial Officer and Executive Advisor where he was a member of CNRL's Management Committee for over a decade. Prior to CNRL, Mr. Bieber was engaged in various financial and leadership roles at Enbridge Inc., Nexen Inc. and KPMG where he developed extensive financial and reporting skills as well as significant experience in financial oversight and systems of internal control.

Mr. Bieber currently serves on the board of Trans Mountain Corporation, and previously served on the Board of Veren Inc. Mr. Bieber's community efforts include active involvement of various industry initiatives and with charitable activities such as the United Way and as a Member of the Heart & Stroke Alberta Board.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
August 7, 2025

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Net present value ("NPV10") is a supplementary financial measure which represents the total present value of future cash flows, discounted back to their present value using a 10% discount rate. Management uses this measure to determine the current value of long-term cash flow, considering the time value of money over the period assessed.

(3)	Based on Company estimates as at July 21, 2025.

Conference Call

Vermilion will discuss these results in a conference call and webcast presentation on Friday, August 8, 2025, at 9:00 AM MT (11:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 89233 # from August 8, 2025, at 12:00 PM MT to August 15, 2025, at 12:00 PM MT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3IyeQfW to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/MoblXDzq3Gd. The webcast link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net loss, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	443,834	41.04	352,637	57.62	912,527	48.76	748,304	59.57
Royalties	(29,268)	(2.71)	(21,724)	(3.55)	(59,359)	(3.17)	(47,510)	(3.78)
Transportation	(33,612)	(3.11)	(21,820)	(3.57)	(61,853)	(3.31)	(41,486)	(3.30)
Operating	(123,006)	(11.37)	(112,165)	(18.33)	(236,904)	(12.66)	(226,606)	(18.04)
General and administration	(23,937)	(2.21)	(20,262)	(3.31)	(53,725)	(2.87)	(37,700)	(3.00)
Corporate income tax expense	(11,116)	(1.03)	(12,080)	(1.97)	(30,175)	(1.61)	(37,719)	(3.00)
Petroleum resource rent tax	(755)	(0.07)	(3,638)	(0.59)	(3,773)	(0.20)	(14,421)	(1.15)
Interest expense	(37,691)	(3.49)	(21,062)	(3.44)	(70,670)	(3.78)	(39,454)	(3.14)
Equity based compensation	(5,692)	(0.53)	(14,361)	(2.35)	(5,692)	(0.30)	(14,361)	(1.14)
Realized gain on derivatives	47,699	4.41	46,017	7.52	58,818	3.14	266,632	21.23
Realized foreign exchange (loss) gain	(487)	(0.05)	2,267	0.37	2,012	0.11	4,138	0.33
Realized other expense	(653)	(0.06)	(655)	(0.11)	(15,119)	(0.81)	(472)	(0.04)
Fund flows from continuing operations	225,316	20.82	173,154	28.29	436,087	23.30	559,345	44.54
Equity based compensation	(1,286)		3,860		(7,217)		(1,658)
Unrealized gain (loss) on derivative instruments (1)	70,569		(125,789)		56,894		(314,533)
Unrealized foreign exchange gain (loss) (1)	6,002		2,344		(30,012)		(18,863)
Accretion	(17,716)		(16,146)		(33,517)		(32,050)
Depletion and depreciation	(165,761)		(131,826)		(314,044)		(280,003)
Deferred tax expense	(41,345)		(14,196)		(28,390)		(29,331)
Unrealized other expense (1)	(1,394)		(208)		(1,713)		(345)
Net earnings (loss) from continuing operations	74,385		(108,807)		78,088		(117,438)

	Q2 2025		Q2 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	90,314	64.23	126,288	81.63	190,467	69.89	238,656	76.67
Royalties	(16,800)	(11.95)	(24,886)	(16.09)	(35,999)	(13.21)	(47,653)	(15.31)
Transportation	(2,999)	(2.13)	(3,497)	(2.26)	(5,944)	(2.18)	(6,793)	(2.18)
Operating	(25,819)	(18.36)	(28,065)	(18.14)	(53,698)	(19.70)	(62,935)	(20.22)
General and administration	(10,334)	(7.35)	(6,275)	(4.06)	(15,206)	(5.58)	(12,540)	(4.03)
Corporate income tax expense	-	-	(16)	(0.01)	-	-	(19)	(0.01)
Fund flows from discontinued operations	34,362	24.44	63,549	41.07	79,620	29.22	108,716	34.92
Unrealized loss on derivative instruments (1)	(11,047)		-		(11,047)		-
Unrealized foreign exchange (loss) gain (1)	(552)		725		(437)		291
Accretion	(2,156)		(2,063)		(4,235)		(4,093)
Depletion and depreciation	(18,406)		(29,358)		(46,511)		(59,615)
Deferred tax recovery (expense)	62,342		(6,471)		58,403		(7,981)
Impairment expense	(372,386)		-		(372,386)		-
Net (loss) earnings from discontinued operations	(307,843)		26,382		(296,593)		37,318

Fund flows from operations	259,678	21.25	236,703	30.87	515,707	24.03	668,061	42.61

Net loss	(233,458)		(82,425)		(218,505)		(80,120)

(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q2 2025	Q2 2024	2025	2024
Cash flows from operating activities	140,467	266,322	420,851	620,617
Changes in non-cash operating working capital	110,825	(41,364)	77,123	30,724
Asset retirement obligations settled	8,386	11,745	17,733	16,720
Fund flows from operations	259,678	236,703	515,707	668,061
Drilling and development	(111,238)	(109,350)	(278,702)	(291,648)
Exploration and evaluation	(4,251)	(1,260)	(18,906)	(9,404)
Free cash flow	144,189	126,093	218,099	367,009
Payments on lease obligations	(3,852)	(7,830)	(7,681)	(11,932)
Asset retirement obligations settled	(8,386)	(11,745)	(17,733)	(16,720)
Excess free cash flow	131,951	106,518	192,685	338,357

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q2 2025	Q2 2024	2025	2024
Drilling and development	111,238	109,350	278,702	291,648
Exploration and evaluation	4,251	1,260	18,906	9,404
Capital expenditures	115,489	110,610	297,608	301,052

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q2 2025	Q2 2024	2025	2024
Dividends declared	20,022	18,981	40,065	38,164
Drilling and development	111,238	109,350	278,702	291,648
Exploration and evaluation	4,251	1,260	18,906	9,404
Asset retirement obligations settled	8,386	11,745	17,733	16,720
Payout	143,897	141,336	355,406	355,936
% of fund flows from operations	55%	60%	69%	53%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net loss before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Jun 30, 2025	Jun 30, 2024
Net loss	(185,124)	(825,947)
Taxes	(45,383)	(11,691)
Interest expense	115,822	82,581
EBIT	(114,685)	(755,057)
Average capital employed	5,803,980	5,906,288
Return on capital employed	(2) %	(13) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Current assets	1,171,777	582,326
Current liabilities	(603,527)	(610,590)
Current derivative asset	(76,558)	(40,312)
Current lease liability (1)	12,348	12,206
Current derivative liability (1)	36,462	52,944
Adjusted working capital	540,502	(3,426)

(1)	Current lease liability includes the lease liability associated with assets held for sale. Current derivative liability includes the derivative liability associated with assets held for sale. See Note 4 - "Discontinued Operations" for more information.

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q2 2025	Q2 2024	2025	2024
Acquisitions, net of cash acquired	1,591	5,450	1,086,047	5,829
Shares issued for acquisition	-	-	13,363	-
Acquisition of securities	-	-	-	9,373
Acquired working capital deficit	-	-	23,179	-
Acquisitions	1,591	5,450	1,122,589	15,202

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net loss. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Jun 30, 2025	Dec 31, 2024
Long-term debt	1,951,250	963,456
Adjusted working capital (1)	(540,502)	3,426
Unrealized FX on swapped USD borrowings	2,573	-
Net debt	1,413,321	966,882

Ratio of net debt to four quarter trailing fund flows from operations (1)		1.4	0.8

(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities). These figures include amounts for assets held for sale and liabilities associated with assets held for sale which represent the estimated cash proceeds from dispositions that closed subsequent to June 30, 2025.
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations from assets held for sale to reflect the Company's ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q2 2025	Q2 2024
Shares outstanding	154,019	158,174
Potential shares issuable pursuant to the LTIP	4,737	3,498
Diluted shares outstanding	158,756	161,672

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding realized gain (loss) on derivatives and petroleum resource rent tax, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2025 and 2024, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion's 2025 guidance, and Vermilion's ability to fund such expenditures; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2025 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends; the effect of possible changes in critical accounting estimates; the Company's review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion's goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion's hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document discloses certain oil and gas metrics, including DCET costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET costs includes all capital spent to drill, complete, equip and tie-in a well. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 17:01e 07-AUG-25